UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cumberland Resources Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

23077R100

(CUSIP Number)

Sean Boyd

Agnico-Eagle Mines Limited

145 King Street East, Suite 500

Toronto, Ontario, Canada  M5C 2Y7

(416) 947-1212

Copies to:

Patricia L. Olasker, Esq.

Davies Ward Phillips & Vineberg LLP

1 First Canadian Place, Suite 4400

Toronto, Ontario, Canada  M5X 1B1

(416) 863-0900

Gerald D. Shepherd, Esq.

Davies Ward Phillips & Vineberg LLP

625 Madison Avenue, 12th Floor

New York, New York 10022

(212) 588-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Agnico-Eagle Mines Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,037,000

	8.	Shared Voting Power 8,353,311*

	9.	Sole Dispositive Power 2,037,000

	10.	Shared Dispositive Power 8,353,311*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,390,311

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.2%**

14.	Type of Reporting Person (See Instructions) CO; HC

*  Beneficial ownership of 8,353,311 Common Shares referred to in Row (8) and Row (10) (including 3,506,250 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of February 14, 2007 through the exercise of options held by the Shareholders (as defined in Item 3 hereof)) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 8,353,311 Common Shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**  The calculation of the foregoing percentage is based on the sum of (i) 75,400,774 Common Shares outstanding as of February 14, 2007 as reported in the Support Agreement described in Item 4 hereof and (ii) 3,506,250 Common Shares of which the Reporting Persons may acquire beneficial ownership within 60 days of February 14, 2007 through the exercise of options held by the Shareholders.

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Agnico-Eagle Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,353,311*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,353,311*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,353,311*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.6**%

14.	Type of Reporting Person (See Instructions) CO

*  Beneficial ownership of the Common Shares referred to herein (including 8,353,311 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of February 14, 2007 through the exercise of options held by the Shareholders) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**  The calculation of the foregoing percentage is based on the sum of (i) 75,400,774 Common Shares outstanding as of February 14, 2007 as reported in the Support Agreement described in Item 4 hereof, and (ii) 3,506,250 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days at February 14, 2007 through the exercise of options held by the Shareholders.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Cumberland Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia (the “Issuer”).  The principal executive offices of the Issuer are located at 950 - 505 Burrard Street, Vancouver, British Columbia, Canada  V7X 1M4.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by Agnico-Eagle Mines Limited, a corporation incorporated under the laws of the Province of Ontario (“Agnico”), and Agnico-Eagle Acquisition Corporation, a corporation incorporated under the laws of the Province of British Columbia and a wholly-owned subsidiary of Agnico (“AEAC” and, together with Agnico, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

Agnico is an established Canadian gold producer with mining operations in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.

AEAC was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incident to its formation and such transactions.

The address of the principal business and office of each of the Reporting Persons is 145 King Street East, Suite 500, Toronto, Ontario, Canada  M5C 2Y7.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule I hereto (the “Schedule I Persons”).

During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 20, 2006, Agnico acquired 2,037,000 Common Shares pursuant to a public offering of Common Shares by the Issuer at a price per share of $5.40, and the source of the funds for such acquisition was working capital.

As more fully described in Item 4 hereof, Kerry M. Curtis, J. Michael Kenyon, Abraham Aronowicz, Richard Colterjohn, Walter Segsworth, Jonathan A. Rubenstein, Glen D. Dickson, Michael Carroll, Brad G. Thiele, E.R. (Ted) Rutherglen and Craig Goodings (each a “Shareholder” and, collectively, the “Shareholders”), who together are the record and/or beneficial owners of 8,353,311 Common Shares (including 3,506,250 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of February 14, 2007 through the exercise of options held by the Shareholders), have entered into the Lock-Up Agreement with the Reporting Persons described in Item 4 below.  The transactions contemplated by the Lock-Up Agreement (which is the reason the Reporting Persons may be deemed to be beneficial owners of such Common Shares) are not expected to require the expenditure of any funds.

The Shareholders entered into the Lock-Up Agreement to induce the Reporting Persons to enter into the Support Agreement described in Item 4 below.

Item 4.	Purpose of Transaction

On February 14, 2007, the Reporting Persons entered into a Support Agreement (the “Support Agreement”) with the Issuer.  Subject to the terms and conditions set forth in the Support Agreement, the Reporting Persons have agreed to make an offer to purchase on the basis of 0.185 of a common shares of Agnico per Common Share all of the outstanding Common Shares (together with associated rights under the shareholder rights plan of the Issuer) not already owned by the Reporting Persons, including Common Shares issuable upon the exercise of options, warrants and other convertible securities of the Issuer (the “Offer”).

Pursuant to the terms of the Support Agreement, if all of the conditions of the Offer are satisfied or waived and the Reporting Persons acquire Common Shares (together with associated rights under the shareholder rights plan of the Issuer) pursuant to the Offer, Agnico will take further steps to acquire all remaining Common Shares not already owned by the Reporting Persons (together with associated rights under the shareholder rights plan of the Issuer) in accordance with applicable laws.

After the consummation of all of the transactions contemplated by the Support Agreement (including a compulsory acquisition or subsequent acquisition transaction), Agnico will own the entire equity interest in the Issuer and the Issuer will be a wholly-owned subsidiary of Agnico.

Simultaneously with the execution and delivery of the Support Agreement, Agnico and AEAC entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Shareholders.  The Lock-Up Agreement sets forth, among other things: (a) the agreement of the Reporting Persons to abide by and perform their respective obligations under the Lock-Up Agreement, the Support Agreement and the Offer and certain other covenants with respect to the Offer; and (b) the agreement of the Shareholders, subject to the terms and conditions of the Lock-Up Agreement, to tender the Lock-Up Shares in valid acceptance of the Offer and not to withdraw them except as permitted by the Lock-Up Agreement.

Pursuant to the Lock-Up Agreement, each Shareholder has agreed to, among other things, irrevocably tender the Common Shares owned or controlled by such Shareholder as of February 14, 2007 and any Common Shares subsequently acquired by such Shareholder, upon the exercise of outstanding options to purchase Common Shares or otherwise (the “Lock-Up Shares”), within ten days following the mailing of the Offer, including Common Shares acquired subsequent to the entering into of the Lock-Up Agreement.  Each Shareholder also agreed to support the completion of any alternative transaction proposed by the Reporting Persons and not to exercise any rights of dissent it may have in connection with any alternative transaction.

Each Shareholder covenanted pursuant to the Lock-Up Agreement that it would: (a) not directly or indirectly solicit, initiate, assist or knowingly encourage the initiation or continuation of a potential proposal from any person other than the Reporting Persons relating to the assets of or any equity interest in the Issuer or other similar transaction or business combination (an “Acquisition Proposal”); (b) immediately cease any existing discussions or negotiations that it may have been having with any parties, other than the Reporting Persons, with respect to any potential Acquisition Proposal; (c) promptly notify the Reporting Persons of every communication received by the Shareholder in connection with any potential bona fide Acquisition Proposal that could reasonably be considered to be comparable to the Offer; (d) not sell, option, transfer, pledge, encumber, grant a security interest in or otherwise convey any of its Lock-Up Shares, or any right or interest therein except pursuant to the Offer; (e) not grant or agree to grant any proxy or other right to vote its Lock-Up Shares; (f) not take any other action of any kind that could be regarded as possibly reducing the success of the Offer; (g) not tender or vote its Lock-Up Shares in favor of any Acquisition Proposal; (h) use commercially reasonable efforts to assist the Reporting Persons and the Issuer to successfully complete the Offer; (i) not purchase or obtain or enter into any agreement or right to purchase additional Common Shares or any other securities of the Issuer until the termination of the Lock-Up Agreement; and (j) vote or cause to be voted its Lock-Up Shares to oppose the taking of certain actions by the Issuer.  None of the foregoing covenants restrict any Shareholder who is a director or officer of the Issuer from discharging his fiduciary obligations to the Issuer or from otherwise acting in accordance with the provisions of the Support Agreement.

The Lock-Up Agreement may be terminated: (a) by mutual consent of the parties to the Lock-Up Agreement; (b) by the Shareholders in the event that (i) there is material non-compliance or breach of representation or warranty by the Reporting Persons, (ii) mailing has not occurred by March 10, 2007, (iii) the terms of the Offer do not conform with the terms set out in the Support Agreement, (iv) the Reporting Persons have not taken up and paid for the Common Shares within the required time frame, (v) the Reporting Persons do not elect to match a superior Acquisition Proposal or (vi) the Support Agreement is terminated; or (c) by the Reporting Persons in the event that (i) there is material non-compliance or breach of representation or warranty by a Shareholder, (ii) conditions of the Offer are not satisfied or waived within the required time frame, (iii) conditions to the requirement of the Reporting Persons to make the Offer are not satisfied or (iv) the Support Agreement is terminated.

Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time: acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired.  Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended.  Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a).  To the Reporting Persons’ knowledge, any of the Schedule I Persons may make the same evaluation and reserve the same rights.

The foregoing summaries of the Support Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b)              As of February 14, 2007, Agnico owned 2,037,000 Common Shares, representing approximately 2.7% of the outstanding Common Shares as of February 14, 2007 as reported in the Support Agreement, and has the sole power to vote, direct the vote, dispose of or direct the disposition of such Common Shares.  As of February 14, 2007, AEAC did not own any Common Shares.  However, as of February 14, 2007, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Agnico and AEAC may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own) 8,353,311, representing approximately 10.6% of the outstanding Common Shares as of February 14, 2007 as reported in the Support Agreement(1).  Accordingly, the percentage of outstanding Common Shares that may be beneficially owned by Agnico is approximately 13.2% and the percentage of the outstanding Common Shares that maybe be beneficially owned by AEAC is approximately 10.6%.  The beneficial ownership of the 8,353,311 Common Shares referred to above that are subject to the Lock-Up Agreement is expressly disclaimed by each of the Reporting Persons.

(c)                           Except as set forth in this Item 5, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.

1       This number includes 3,506,250 Common Shares of which the Shareholders may acquire ownership of within sixty days February 14, 2007 through the exercise of options held by the Shareholders; however, to date such options remain unexercised and neither Agnico nor AEAC has any right to direct the exercise of any of such Common Shares.  The Reporting Persons may be deemed for purposes of Rule 13d-3 under the Exchange Act to share with the Shareholders the direct or indirect power to vote, direct the voting of, dispose of or direct the disposition of any Common Shares resulting from the exercise of any such options held by the Shareholders.

(d)                           None of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has the right to receive dividends from, or the proceeds from the sale of, Common Shares referred to in this Item 5.

(e)                           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As reported in Item 4 of this Schedule 13D, each of the Reporting Persons is party to the Support Agreement and the Lock-Up Agreement.  Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

	Exhibit No.	Exhibit Name
	1.	Joint Filing Agreement, dated February 26, 2007, between Agnico-Eagle Mines Limited and Agnico-Eagle Acquisition Corporation relating to the filing of a joint statement on Schedule 13D.

	2.	Support Agreement, dated February 14, 2007, between Agnico-Eagle Mines Limited, Agnico-Eagle Acquisition Corporation and Cumberland Resources Ltd.

3.

Lock-Up Agreement, dated February 14, 2007, among Agnico-Eagle Mines Limited, Agnico-Eagle Acquisition Corporation, Kerry M. Curtis, J. Michael Kenyon, Abraham Aronowicz, Richard Colterjohn, Walter Segsworth, Jonathan A. Rubenstein, Glen D. Dickson, Michael Carroll, Brad G. Thiele, E.R. (Ted) Rutherglen and Craig Goodings.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2007

AGNICO-EAGLE MINES LIMITED

	By:	/s/ R. Gregory Laing
		Name:	R. Gregory Laing
		Title:	General Counsel, Senior Vice President, Legal and Corporate Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2007

AGNICO-EAGLE ACQUISITION CORPORATION

	By:	/s/ R. Gregory Laing
		Name:	R. Gregory Laing
		Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Exhibit Name

1.	Joint Filing Agreement, dated February 26, 2007, between Agnico-Eagle Mines Limited and Agnico-Eagle Acquisition Corporation relating to the filing of a joint statement on Schedule 13D.

2.	Support Agreement, dated February 14, 2007, between Agnico-Eagle Mines Limited, Agnico-Eagle Acquisition Corporation and Cumberland Resources Ltd.

3.

Lock-Up Agreement, dated February 14, 2007, among Agnico-Eagle Mines Limited, Agnico-Eagle Acquisition Corporation, Kerry M. Curtis, J. Michael Kenyon, Abraham Aronowicz, Richard Colterjohn, Walter Segsworth, Jonathan A. Rubenstein, Glen D. Dickson, Michael Carroll, Brad G. Thiele, E.R. (Ted) Rutherglen and Craig Goodings.

Schedule I

Directors and Executive Officers of Agnico-Eagle Mines Limited

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of each of the directors and executive officers of Agnico-Eagle Mines Limited.

(i)                          Leanne M. Baker

(ii)                       Director, Agnico-Eagle Mines Limited

(iii)                    United States

(iv)                   Managing Director of Investor Resources LLC

(v)                      Investor Resources LLC
265 Miller Avenue, Suite 200
Mill Valley, CA 94941

(i)                          Douglas R. Beaumont, P.Eng

(ii)                       Director, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   Retired

(v)                      621 Sir Richards Road
Mississauga, Ontario
Canada  L5C 1A3

(i)                          Sean Boyd, C.A.

(ii)                       Vice-Chairman and Chief Executive Officer and Director, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   see item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Bernard Kraft, C.A.

(ii)                       Director, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   Retired

(v)                      Kraft Berger LLP
3160 Steeles Ave. East, Suite 300
Markham, Ontario
Canada  L3R 3Y2

(i)                          Mel Leiderman, C.A., TEP

(ii)                       Director, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   Managing Partner of Lipton, Wiseman, Altbaum & Partners LLP

(v)                      Lipton, Wiseman, Altbaum & Partners LLP
245 Fairview Mall Drive
Suite 600
Toronto, Ontario
Canada  M2J 4T1

(i)                          James D. Nasso

(ii)                       Chairman of the Board of Directors and Director, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   Retired

(v)                      67 Groomsport Crescent
Agincourt, Ontario
Canada  M1T 2K8

(i)                          Eberhard Scherkus, P.Eng.

(ii)                       President and Chief Operating Officer and Director, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Howard R. Stockford, P.Eng.

(ii)                       Director, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   President, Stockford Consulting Inc.

(v)                      25 George St., Suite 805
Toronto, Ontario
Canada  M5S 2S8

(i)                          Pertti Voutilainen, M. Sc., M.Eng.

(ii)                       Director

(iii)                    Finland

(iv)                   Retired

(v)                      Juannusmaki 11C
02200 Espoo, Finland

(i)                          Donald G. Allan

(ii)                       Senior Vice-President, Corporate Development, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Alain Blackburn, P.Eng.

(ii)                       Senior Vice-President, Exploration, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          David Garofalo, C.A.

(ii)                       Senior Vice-President, Finance and Chief Financial Officer, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          R. Gregory Laing, BA, LL.B.

(ii)                       General Counsel, Senior Vice-President, Legal and Corporate Secretary, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Jean Robitaille

(ii)                       Vice-President, Metallurgy & Marketing, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Patrice Gilbert

(ii)                       Vice-President, Human Resources, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Ingmar Haga

(ii)                       Vice-President, Europe, Agnico-Eagle Mines Limited

(iii)                    Finland

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Tim Haldane

(ii)                       Vice-President, Latin America, Agnico-Eagle Mines Limited

(iii)                    United States

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Marc Legault

(ii)                       Vice-President, Project Development, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Daniel Racine

(ii)                       Vice-President, Operations, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          David Smith

(ii)                       Vice-President, Investor Relations, Agnico-Eagle Mines Limited

(iii)                    Canada

(iv)                   See item (ii), above

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

Directors and Executive Officers of Agnico-Eagle Acquisition Corporation

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of each of the directors and executive officers of Agnico-Eagle Acquisition Corporation.

(i)                          Sean Boyd, C.A.

(ii)                       President and Director, Agnico-Eagle Acquisition Corporation

(iii)                    Canada

(iv)                   Vice-Chairman and Chief Executive Officer, Agnico-Eagle Mines Limited

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          Donald G. Allan

(ii)                       Vice-President and Director, Agnico-Eagle Acquisition Corporation

(iii)                    Canada

(iv)                   Senior-Vice President, Corporate Development, Agnico-Eagle Mines Limited

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          R. Gregory Laing, BA, LL.B.

(ii)                       Vice-President and Director, Agnico-Eagle Acquisition Corporation

(iii)                    Canada

(iv)                   General Counsel, Senior Vice-President, Legal and Corporate Secretary, Agnico-Eagle Mines Limited

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7

(i)                          David Garofalo, C.A.

(ii)                       Vice-President and Director, Agnico-Eagle Acquisition Corporation

(iii)                    Canada

(iv)                   Senior Vice-President, Finance and Chief Financial Officer, Agnico-Eagle Mines Limited

(v)                      Agnico-Eagle Mines Limited
145 King Street East
Suite 500
Toronto, Ontario
Canada  M5C 2Y7